Exhibit 99.1

Meten EdtechX announces management investment in its Likeshuo online business and expansion of option pool

SHENZHEN, China, December 1, 2020 – Meten EdtechX Education Group Ltd. (NASDAQ: METX) (“Meten EdtechX” or the “Company”), a leading omnichannel English language training (“ELT”) service provider in China, announces that its board of directors (the “Board”) had considered and approved the following items:

1.	The acquisition (the “Likeshuo Management Investment”) of 15% of newly issued shares of LIKESHUO EDUCATION (HONG KONG) LIMITED (“Likeshuo HK”) by certain senior members of the management of the Likeshuo online business and the reservation (the “Likeshuo ESOP Reservation”) of 5% of shares of Likeshuo HK for future share incentive awards. The consideration in respect of the Likeshuo Management Investment and Likeshuo ESOP Reservation consists of (i) RMB20.0 million cash consideration payable from the relevant Likeshuo management’s personal funds; and (ii) satisfaction of certain performance targets for the Likeshuo online business. The cash consideration was determined based on the valuation of the Likeshuo online business, at approximately RMB301.2 million, as conducted by an independent third-party valuer.

In addition to engaging an independent third-party valuer for the aforementioned valuation, the Company also formed a special committee consisting of independent directors (being the Company’s audit committee) to review and approve the Likeshuo Management Investment and Likeshuo ESOP Reservation prior to Board approval. Immediately after the completion of the Likeshuo Management Investment and Likeshuo ESOP Reservation, Meten EdtechX will hold an 80% indirect interest in Likeshuo HK on a fully diluted basis; and

2.	An expansion of the Company's option pool under its 2020 Share Incentive Plan to 3.5% of the total issued and outstanding ordinary shares of the Company for each year starting from January 1, 2020, compared to 1% previously.

For investor and media enquiries, please contact:

Citigate Dewe Rogerson

meten@citigatedewerogerson.com

+44 (0)20 7025 6400

About Meten EdtechX

Meten EdtechX is a leading ELT service provider in China, delivering English language and future skills training for Chinese students and professionals. Through a sophisticated digital platform and nationwide network of learning centers, the Company provides its services under three industry-leading brands: Meten (adult and junior ELT services), ABC (primarily junior ELT services) and Likeshuo (online ELT). It offers superior teaching quality and student satisfaction, which are underpinned by cutting edge technology deployed across its business, including AI-driven centralized teaching and management systems that record and analyze learning processes in real time.

The Company is committed to improving the overall English language competence and competitiveness of the Chinese population to keep abreast of the rapid development of globalization. Its experienced management is focused on further developing its digital platform and expanding its network of learning centers to deliver a continually evolving service offerings to a growing number of students across China.